Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N4

November 16, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Jennifer O'Brien
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Delta Oil & Gas, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed October 19, 2007
File No. 000-52001

Dear Ms. O'Brien:

In connection with the Company’s response to the Commissions comments in a letter dated October 26, 2007, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Delta Oil & Gas, Inc.

By:  /s/   Douglas Bolen
Douglas Bolen
Chief Executive Officer and Director